UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ADLER Real Estate Aktiengesellschaft

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

ADO Properties S.A.

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tina Kladnik

Head of Investor Relations

ADLER Real Estate AG

Joachimsthaler Strasse 34

10719 Berlin, Germany

Telephone: Telephone: +49 30 39 80 18 10

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Thierry Beaudemoulin

Chief Executive Officer

ADO Properties S.A.

1B Heienhaff

1736 Senningerberg

Grand Duchy of Luxembourg

Telephone: +352-278-456-710

and

Gernot W. Wagner Rebecca Emory White & Case LLP Bockenheimer Landstraße 20 60323 Frankfurt am Main, Germany Telephone: +49 69 29994 1432	David M. Johansen White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Telephone: (212) 819 8200

February 7, 2020

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Not applicable.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in Exhibit 1.1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description

1.1	Announcement pursuant to Section 23 of the German Securities Acquisitions and Takeover Act, dated February 28, 2020

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consents and powers of attorney on Form F-X was filed with the Securities and Exchange Commission on December 16, 2019.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADO Properties S.A.

By:	/s/ Thierry Beaudemoulin
Name: Thierry Beaudemoulin
Title: Chief Executive Officer

Date: February 28, 2020

3